Exhibit 99.1
TELUS International reports first quarter 2022 results, with double-digit growth in revenue and profitability, and triple-digit cash flow growth; reiterates strong 2022 outlook

Revenue of $599 million, up 19% year-over-year
Net income of $34 million, compared with $3 million in the same quarter last year
Diluted EPS of $0.13, compared with $0.01 in the same quarter last year
Adjusted EBITDA1 of $142 million, 10% higher year-over-year
Adjusted Diluted EPS1 of $0.26, 13% higher year-over-year
Further improved leverage and liquidity position, providing meaningful capacity to amplify growth
Full-year 2022 outlook for continued double-digit profitable growth at scale

Vancouver, Canada – May 6, 2022 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, today released its results for the quarter ended March 31, 2022. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“TELUS International started the year on a strong note, delivering solid double-digit revenue and profitability growth and triple-digit cash flow growth year-over-year, thanks to the efforts of our highly-engaged team members around the world,” said Jeff Puritt, President and CEO of TELUS International. “Notably, our first quarter results were achieved through continued strong organic business growth, notwithstanding the meaningfully larger scale of our company today. To that end, we realized exceptional traction with clients in our eCommerce and Fintech vertical, which had the second fastest pace of growth year-over-year, while our flagship Tech and Games vertical remained the highest contributor in the quarter in absolute dollars. The company’s meaningful growth was also fuelled, in part, by our TELUS International AI Data Solutions team. Their substantial efforts in the quarter built upon the success realized in 2021, stemming from our focused integration efforts and joint go-to-market and cross-selling strategy that we continue to capitalize on with both new and existing clients. Indeed, our sales team signed many new and exciting logos in the first quarter, including a major tech-enabled disruptor in the real-estate space, a fast-growing fintech company, and a leading travel portal in Germany. At the same time, our team’s equally impressive scaling and expansion of existing high-value client relationships cultivated incremental business with our largest client, a leading social media company, and our third largest client, Google, in addition to the world’s largest eCommerce company, a leading North American financial institution, and a global consumer electronics company, among many others.”

Jeff added, “Our team’s passion for what we do and their collective efforts continue to be recognized in the industry. In the first quarter, TELUS International was named a Leader in the NelsonHall 2022 NEAT Assessment for CX Operations Transformation, earning the same Leader ranking across the evaluation’s subcategories of revenue generation, CX improvement and cost optimization. Our company was also included on the IAOP Global Outsourcing 100 list for the sixth consecutive year, reflecting our sustained status as one of the best outsourcing providers in the world across size and growth, customer references, awards and certifications, innovation and corporate social responsibility. We were also named one of Mogul’s Top 100 Companies for Diverse Representation
1 Adjusted EBITDA is a non-GAAP financial measure and Adjusted Diluted EPS is a non-GAAP ratio. See Non-GAAP section of this news release.

in 2022, an award that recognizes companies leading the way with respect to investing in resources and tools, and implementing practices that support hiring diverse talent and placing diverse leaders throughout their organizations. As the world cautiously begins to recover from quarantine restrictions after more than 24 months of challenge and uncertainty due to the pandemic, I am so excited for the opportunities that lie ahead for our team members and our company, and I have no doubt that we will continue to rise up to meet the needs and expectations of our clients and the communities where we operate.”

Vanessa Kanu, CFO said, “In the first quarter of 2022, TELUS International generated revenue of $599 million, representing organic growth of 19% year-over-year, and 21% on a constant currency basis when factoring in an unfavourable foreign exchange impact of over 2% compared with the same quarter of the prior year. At the same time, we continued to grow profitability, with service mix, pricing and productivity gains helping to offset the impact of current labour market dynamics and continued purposeful investments in our business. The company delivered strong cash flow growth, with cash provided by operating activities up 244% from a year ago, and free cash flow up 450% over the same period.”

Vanessa added, “While the labour market remains tight and competition for talent fierce, we have again demonstrated our ability to support growth with impressive hiring this quarter, increasing our global team member count by approximately 5,800 full time team members, another record increase in a single quarter. In this regard, we continue to incorporate innovative and immersive solutions as part of our global digital recruitment and team member engagement strategy. This includes the imminent launch of our new metaverse experience later this month, where applicants will attend virtual job fairs and visit information kiosks, and our recruiters can assess candidates’ skill competencies, personality traits and language proficiency in engaging and gamified settings. The cloud-based solution also features virtual spaces where our team members are able to refer candidates as part of our employee referral program.”

Vanessa concluded, “Given our robust start to 2022, we are confident in reiterating our outlook for the remainder of the year, despite the current currency headwinds that were not anticipated at the beginning of the year, reflecting the strong underlying growth in our core business. Moreover, we continue to maintain ample liquidity for thoughtful acquisitions to amplify and accelerate the realization of our strategy and growth trajectory.”

Provided below are financial and operating highlights that include certain non-GAAP measures. See Non-GAAP section of this news release.
Q1 2022 vs. Q1 2021 highlights
▪Revenue of $599 million, up $94 million or 19% growth year-over-year, which was organic, driven by an increase in existing and new client business. Our revenue growth included an unfavourable foreign currency impact of over 2% compared to the prior year, predominantly driven by the euro to the U.S. dollar exchange rate.
▪Net income of $34 million and diluted EPS of $0.13, compared with $3 million and $0.01 respectively, in the same quarter of the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income2, which excludes the impact of these items, was 17% higher year-over-year at $69 million in the first quarter of 2022, compared with $59 million in the same quarter of the prior year.
▪Adjusted EBITDA was $142 million, up 10% from $129 million in the same quarter of the prior year, and Adjusted EBITDA Margin2 was 23.7%, compared with 25.5% in the same quarter of the prior year, that being driven by revenue growth and higher costs, as expected, to support our clients and team members and investments in our business. Adjusted Diluted EPS was $0.26, 13% higher year-over-year.
▪Cash provided by operating activities was $124 million, compared with $36 million in the same quarter of the prior year, driven by organic business growth, decreases in cash taxes and interest paid, and lower share-based compensation payments. Free Cash Flow2 was $99 million, compared with $18 million in the same quarter of the prior year, as a result of increased cash provided by operating activities more than offsetting an increase in
2 Adjusted Net Income and Free Cash Flow are non-GAAP financial measures, while Adjusted EBITDA Margin is a non-GAAP ratio. See Non-GAAP section of this news release.

capital expenditures to support continued business growth and primarily attributable to additional investment in our Asia-Pacific, Central America and Europe regions.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement of 1.8x as of March 31, 2022 further improved from 2.1x as of December 31, 2021, reflecting continued debt repayment from cash provided by operating activities.
▪Team member count was 67,932 as of March 31, 2022, an increase of 32% year-over-year, reflecting broad-based growth across geographies to support continued acceleration in client demand.
A discussion of our results of operations is included in our first quarter 2022 Management’s Discussion and Analysis dated May 6, 2022 and filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information will also be provided at telusinternational.com/investors.

Outlook
Management has reiterated its full-year outlook for 2022:

•Revenue in the range of $2,550 to $2,600 million, representing growth of 16.2% to 18.5% on a reported basis, and 19% to 21% constant currency growth. Given the recent depreciation of the euro relative to the U.S. dollar, we now assume a euro to U.S. dollar average exchange rate of one euro to 1.08 U.S. dollars for Q2 to Q4 2022 (our previous outlook assumed one euro to 1.13 U.S. dollars)
•Adjusted EBITDA Margin of approximately 24%
•Adjusted Diluted EPS in the range of $1.18 to $1.23

Q1 2022 investor call
TELUS International will host a conference call today, May 6, 2022 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the first quarter results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have a standardized meaning under IFRS. These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, and Free Cash Flow are non-GAAP financial measures, while Adjusted EBITDA Margin and Adjusted Diluted EPS are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA as we believe they are driven by factors that are not indicative of our ongoing operating performance, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measure are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full-year 2022 results, our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, results of operations and financial condition. We caution the reader that information provided in this news release regarding our financial outlook for full-year 2022 results, as well as information regarding our objectives and expectations, is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2022 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate, and realize the benefits of our acquisitions of Competence Call Centre, Managed IT Services business and TELUS International AI Data Solutions (TIAI); the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of the COVID-19 pandemic, including the development and spread of new and existing variants, and related conditions, on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:
▪We face intense competition from companies that offer services similar to ours.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business and financial results could be adversely affected by economic and geopolitical conditions, including those in Ukraine, and the effects of these conditions on our clients’ businesses and demand for our services.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
▪Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic and related conditions.
▪Our business would be adversely affected if most or all of individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees and not as independent contractors.
▪We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential team member, client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.
▪Our content moderation team members may suffer adverse effects in the course of performing their work. Although the wellness and resiliency programs we offer are designed to support the physical and mental well-being of our team members, there may be occasions where our wellness and resiliency programs do not sufficiently mitigate those effects, given the pace of change in the content to be moderated, changes in regulations, shifts in recommended approaches to address these effects and other influences on this type of work. Our failure to mitigate these effects could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.

▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
▪TELUS appointed directors will, for the foreseeable future, control the TELUS International Board of Directors.
These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 10, 2022 and available on EDGAR, as updated by our first quarter 2022 Management’s Discussion and Analysis dated May 6, 2022 and filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income
(unaudited)

	Three months
Periods ended March 31 (US$ millions except earnings per share)	2022	2021
REVENUE	$599	$505

OPERATING EXPENSES
Salaries and benefits	342	282
Goods and services purchased	115	94
Share-based compensation	7	26
Acquisition, integration and other	4	5
Depreciation	29	27
Amortization of intangible assets	36	36
	533	470

OPERATING INCOME	66	35

OTHER EXPENSES
Interest expense	9	14
Foreign exchange loss	—	3
INCOME BEFORE INCOME TAXES	57	18
Income tax expense	23	15
NET INCOME	$34	$3

EARNINGS PER SHARE
Basic	$0.13	$0.01
Diluted	$0.13	$0.01

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	266	257
Diluted	269	259

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (US$ millions)	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$161	$115
Accounts receivable	424	414
Due from affiliated companies	44	53
Income and other taxes receivable	1	6
Prepaid expenses	52	36
Current derivative assets	8	3
	690	627
Non-current assets
Property, plant and equipment, net	397	405
Intangible assets, net	1,117	1,158
Goodwill	1,364	1,380
Deferred income taxes	18	23
Other long-term assets	32	33
	2,928	2,999
Total assets	$3,618	$3,626

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$345	$336
Due to affiliated companies	80	71
Income and other taxes payable	76	67
Current maturities of long-term debt	322	328
Current portion of derivative liabilities	4	5
	827	807
Non-current liabilities
Long-term debt	775	820
Derivative liabilities	4	17
Deferred income taxes	298	305
Other long-term liabilities	23	22
	1,100	1,164
Total liabilities	1,927	1,971

Owners’ equity	1,691	1,655
Total liabilities and owners’ equity	$3,618	$3,626

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months
Periods ended March 31 (US$ millions)	2022	2021
OPERATING ACTIVITIES
Net income	$34	$3
Adjustments:
Depreciation and amortization	65	63
Interest expense	9	14
Income tax expense	23	15
Share-based compensation	7	26
Change in market value of derivatives and other	(1)	29
Net change in non-cash operating working capital	3	(53)
Share-based compensation payments	(5)	(17)
Interest paid	(5)	(9)
Income taxes paid, net	(6)	(35)
Cash provided by operating activities	124	36
INVESTING ACTIVITIES
Cash payments for capital assets	(21)	(14)
Cash used in investing activities	(21)	(14)
FINANCING ACTIVITIES
Shares issued	1	525
Share issuance costs	—	(32)
Repayment of long-term debt	(56)	(547)
Cash used in financing activities	(55)	(54)
Effect of exchange rate changes on cash and cash equivalents	(2)	(4)
CASH POSITION
Increase (decrease) in cash and cash equivalents	46	(36)
Cash and cash equivalents, beginning of period	115	153
Cash and cash equivalents, end of period	$161	$117

Non-GAAP reconciliations
(unaudited)

	Three Months Ended March 31
(millions, except per share amounts)	2022	2021
Net income	$34	$3
Add back (deduct):
Acquisition, integration and other	4	5
Share-based compensation	7	26
Foreign exchange loss	—	3
Amortization of purchased intangible assets	31	33
Tax effect of the adjustments above	(7)	(11)
Adjusted Net Income	$69	$59
Adjusted Basic Earnings Per Share	$0.26	$0.23
Adjusted Diluted Earnings Per Share	$0.26	$0.23

	Three Months Ended March 31
(millions, except percentages)	2022	2021
Net income	$34	$3
Add back (deduct):
Acquisition, integration and other	4	5
Share-based compensation	7	26
Foreign exchange loss	—	3
Depreciation and amortization	65	63
Interest expense	9	14
Income taxes	23	15
Adjusted EBITDA	$142	$129
Adjusted EBITDA Margin	23.7%	25.5%

	Three Months Ended March 31
(millions)	2022	2021
Cash provided by operating activities	$124	$36
Less: capital expenditures	(25)	(18)
Free Cash Flow	$99	$18

Calculation of Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement
(unaudited)

As at (millions except for ratio)	March 31, 2022	December 31, 2021

Outstanding credit facility	901	941
Contingent facility utilization	7	7
Net derivative liabilities	4	19
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$812	$867
Adjusted EBITDA (trailing 12 months)	$553	$540
Adjustments required as per credit agreement	(88)	(118)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	1.8	2.1
1 A cash balance of $100 million is used in accordance with the maximum permitted under the credit agreement; actual cash balance as of March 31, 2022 and December 31, 2021 was $161 million and $115 million, respectively.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than one million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $4.7 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com